Exhibit 99.1

Lixiang Education Announces Financial Results for Fiscal Year Ended December 31, 2020

LISHUI, China, April 30, 2021 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (“Lixiang” or the “Company”), a prestigious private primary and secondary education service provider in China, today announced its financial results for the fiscal year ended December 31, 2020.

FY 2020 Financial Highlights:

•	Net revenue increased by 4.7% from RMB152.1 million in 2019 to RMB159.2 million (US$24.4 million) in 2020

•	Net revenues generated from Yijing Campus – Featured Division increased by 65.1% from RMB8.3 million in 2019 to RMB13.7 million (US$2.1 million) in 2020.

•	Gross profit was RMB45.1 million (US$6.9 million) for the fiscal year ended December 31, 2020, a decrease of 16.5% compared to RMB54.0 million in the same period last year.

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The Company reported RMB33.6 million (US$5.1 million) of net income or RMB0.62 (US$0.10) per basic and diluted share in the fiscal year ended December 31, 2020, compared to net income of RMB47.2 million, or RMB0.94 per basic and diluted share, in the comparative period in 2019.

The net revenue increase was primarily due to an increase in the number of students enrolled. The number of students enrolled at our Baiyun Campus increased from 4,361 as of September 1, 2019 to 4,493 as of September 1, 2020, and the number of students enrolled at our Yijing Campus—Featured Division increased from 184 as of September 1, 2019 to 362 as of September 1, 2020. The gross profit decrease was primarily due to the increased level of compensation for teachers and an increase in the number of our teachers from 322 as of September 1, 2019 to 351 as of September 1, 2020.

Mr. Wei Biao, Chief Executive Officer of the Company, commented, “2020 is a very challenging year due to the COVID-19 pandemic. Despite of the unprecedented lock-down and social distancing policies, we managed to maintain and improve our high-quality private education services. We were also successfully listed on NASDAQ. Our revenue from tuition, meal and accommodation increased by 6.5%. In the meanwhile, salary and welfare for our teachers increased by 19.7% since we intend to maintain and attract more high-quality teachers we desire to keep our competitiveness in the market. The most gratifying thing is that our number of students increased. In particular, in our Yijing Campus-Featured Division, the number of students almost doubled in the new semester of 2020. As COVID-19 has been effectively controlled in China, we are confident we will achieve higher growth next year.”

Fiscal Year 2020 Financial Results

Net Revenue

Our net revenues increased by 4.7% from RMB152.1 million in 2019 to RMB159.2 million (US$24.4 million) in 2020, primarily due to an increase in the number of students enrolled.

Cost of Revenues

Our cost of revenues increased by 16.3% from RMB98.1 million in 2019 to RMB114.2 million (US$17.5 million) in 2020, primarily due to an increase in the number and compensation level for teachers, as our number of teachers increased only from 322 as of September 1, 2019 to 351 as of September 1, 2020.

General and administrative expenses.

Our general and administrative expenses increased by 107.3% from RMB9.3 million in 2019 to RMB19.2 million (US$2.9 million) in 2020, primarily due to the audit and review service fee incurred in our initial public offering and listing in 2020.

Income from operations

Our income from operations decreased by 42.1% from RMB44.7 million in 2019 to RMB25.9 million (US$4.0 million) in 2020.

Other income, net

Our other income, net increased by 65.6% from RMB5.9 million in 2019 to RMB9.8 million (US$1.5 million) in 2020 primarily due to an increase in government grants.

Net Income

Our net income decreased by 28.9% from RMB47.2 million in 2019 to RMB33.6 million (US$5.1 million) in 2020.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the top 10 private primary and secondary education institutions in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the rate in effect as of December 31, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT: Siyi Ye, Tel: +86-578-2267142, Email: irlxeh@lsmxjy.com